

S 16021674
Washington, D.C. 20549

SEC Mail Processing Section

AUG 22 2016

Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-18082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invemed Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	New York	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran (212) 421-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	New York	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Baran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

BEVERLY ANN LEMMON
Notary Public, State of New York
No.01LE6244447
Qualified in New York County
Commission Expires July 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Invemed Associates LLC
New York, New York

We have audited the accompanying statement of financial condition of Invemed Associates LLC (the Company) as of June 30, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
August 19, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Invemed Associates LLC

Statement of Financial Condition
June 30, 2016

ASSETS	
Cash	$ 401,739
Due From Broker	2,259,672
Note Receivable, at fair value	3,000,000
Other Receivables	193,152
Securities Owned, at fair value	16,232,900
Other Investments, at fair value	81,315,138
Property and Equipment, net of accumulated depreciation of $ 2,478,181	83,679
Life Insurance	746,062
Other Assets	22,925
Total assets	$ 104,255,267
LIABILITIES AND MEMBER'S EQUITY	
Due to Affilliate	$ 61,172
Liabilities and Accrued Expenses	925,010
Total liabilities	986,182
Commitments, Contingencies and Guarantees	
Member's Equity	103,269,085
Total liabilities and Member's equity	$ 104,255,267

See Notes to Statement of Financial Condition.

Invemed Associates LLC

Notes of Statement of Financial Condition

Note 1. Description of Organization

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities, and is a member of the New York Stock Exchange ("NYSE").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Due From Broker: The clearing and depository operations represent cash of $2,023,760 maintained at the clearing broker and a receivable of $235,912 for commissions earned. The Agreement for Securities Clearance Services requires a minimum equity balance of $300,000, which is included in the aforementioned cash amount.

Note Receivable: The note receivable is deemed to be recorded at fair value as the applicable interest rates reflect current market conditions.

Property and Equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the asse

Note 2. Significant Accounting Policies (Continued)

Income Taxes: FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended June 30, 2016, management has determined that there are no uncertain tax positions.

As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

Recent Accounting Pronouncements: In May 2015, the FASB issued Accounting Standard Update 2015-07 ("ASU 2015-07"), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 will be effective for the Company beginning in the first quarter of calendar year 2016, with early adoption permitted, and will be applied retrospectively. The Company has elected to early adopt ASU 2015-07. As a result of adopting this update, the Company has not classified $77,281,418 of investments measured at Net Asset Value in the fair value hierarchy.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company's financial statements as the Company has operating and land lease arrangements for which it is the lessee and the lessor. The standard is effective on January 1, 2020, with early adoption permitted.

Note 3. Note Receivable at Fair Value

Note receivable consists of a 6.5% subordinated convertible note due 2021 in the amount of $3,000,000. The principle note may be converted for 66.66 shares of common stock for each $1,000 principal amount of notes or $15.00 per share.

Note 4. Property and Equipment

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$ 1,199,908
Computer equipment and software	919,301
Furniture and fixtures	442,651
	2,561,860
Less accumulated depreciation	(2,478,181)
	$ 83,679

Note 5. Investments at Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at June 30, 2016.

Marketable Securities consist of equity securities and are stated at quoted fair value. Investments in marketable securities traded on a national securities exchange are stated at the last sale price on the day of valuation.

The carrying amount of money market funds and certificate of deposit assessment rate ("CDAR") approximate fair value because the investments are liquid in nature and have short-term maturities.

Note 5. Investments at Fair Value (Continued)

Investments in other investment entities are valued at fair value based on the applicable percentage ownership of the underlying partnerships' net assets as of the measurement date, as determined by management. These investments have no readily determinable fair value and follow industry practice consistent with the measurement principles in the Financial Services – Investments Companies Topic of the FASB ASC. In determining fair value, management utilizes valuations provided by the underlying investment partnerships. The underlying investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the underlying investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the management or sponsor of the respective other investment partnership and may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in other investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships excluding any redemption charges that may apply.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 4,232,900	$ -	$ -	$ 4,232,900
Money Market and Certificate of Deposit Assessment Rate ("CDAR")	12,000,000	-	-	12,000,000
Total securities owned	$ 16,232,900	$ -	$ -	$ 16,232,900
Note Receivable at Fair Value			$ 3,000,000	3,000,000
Other Investments	$ -	$ -	$ 4,033,720	$ 4,033,720
Investments Measured at NAV				77,281,418
Total Other Investments				$ 81,315,138

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event that caused the transfers in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended June 30, 2016, there were no transfers.

Note 5. Investments at Fair Value (Continued)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2016:

	Beginning Balance	Realized Loss	Unrealized Loss	Net Contributions	Distributions	Ending Balance
Note Receivable and Other Investments	$ 6,355,922	(280,290)	-	1,125,000	(166,912)	$ 7,033,720

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

The $3,000,000 Note Receivable has been fair valued using the expected cash flow. Other Investments for $4,003,720 has been fair valued using the income approach.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

The following table sets forth additional disclosures of the Company's investments whose fair value is estimated using net asset value per share (or its equivalent) as of June 30, 2016:

Investment	Strategy	% of Member's Equity	Fair Value	Redemption Frequency	Redemption Notice Period	Remaining Lock-Up Period
Lone Cascade LP	Long Only Global Equities	8.59%	$ 8,868,591	Quarterly	30 days	3-year lock-up as of 1/1/2016
Swiftcurrent Partners, LP	U.S. Equity Long/Short	5.88%	6,075,130	Annually	60 days	None
Marlin Sams Fund LP	Value Oriented	14.20%	14,664,270	Annually	45 days	None
Pointstate Fund LP	Macro and Long/Short Equity	25.30%	26,131,183	Quarterly	90 days	None
Other NAV Investments (*)	Long/Short	20.86%	21,542,244	None to Annually	None to 95 days	None
Total investment in investment entities		74.83%	$ 77,281,418			

(*) Based on the available information, no underlying investment of the other NAV investments represents greater than 5% of Member's equity.

The investments in investment entities include investments in hedge funds whose objective is to seek above-average rates of return and long-term capital growth. In addition, certain hedge funds own marketable securities to provide liquidity when needed. Additionally, other investments include $4,033,720 of restricted securities which are not estimated using net asset value.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At June 30, 2016, the Company had net capital of $13,238,865, which exceeded its requirement of $250,000 by $12,988,865.

Note 7. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. The Company may obtain short-term financing from the clearing brokers from whom it can borrow against its proprietary inventory, subject to collateral maintenance requirements.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions on behalf of its customers and for its own proprietary accounts are provided primarily by one broker pursuant to a clearance agreement. At June 30, 2016, all of the Company's securities owned are security positions with the same clearing broker. The securities owned are subject to margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 9. Commitments

The Company's office facilities are leased under a noncancelable operating lease expiring December 2022. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. Rent expense is recognized on a straight line basis over the term of the lease. The difference between rent paid and rent expense recognized is recorded as an increase or decrease to a deferred rent liability which is included in Liabilities and Accrued expenses in the accompanying statement of financial condition.
The aggregate future minimum annual rental commitments are as follows:

Note 9. Commitments (Continued)

Year ending June 30,	
2017	$ 1,179,500
2018	1,179,500
2019	1,179,500
2020	1,197,000
2021	1,214,500
Thereafter	708,458
	$ 6,658,458

Included in other investments are unfunded commitments of $4,382,487 as of June 30, 2016.

Investment	Fair Value	Unfunded Commitment
Centerview Capital LP	$ 1,106,409	$ 436,922
Tullis Growth Fund	1,314,529	375,000
Amberbrook III LLC	142,175	153,783
Capital Z Partners IV, LP	2,905,000	595,000
Columbus Hill Opportunities Fund, L.P.	-	3,000,000
	$ 5,468,113	$ 4,560,705

Note 10. Related Party Transactions

The Company entered into a Transportation Services agreement with the Parent on July 1, 2007. Under this agreement, the Company utilizes the airplane on an as-needed basis for flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company.

The Company has an investment with an investment partnership, the Marlin Sams Fund LP, for $14,664,270. The Marlin Sams Fund LP has an investment in an affiliate of the Company for $6,855,580, which represents 4.1% of the Marlin Sams Fund LP, and an unfunded commitment of $3,464,277.

Note 11. Profit-Sharing Plan

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement.

All participants' account balances are fully vested at all times.

Note 12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 19, 2016, the date the financial statements were available to be issued, noting none.